SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)1

Navient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63938C108

(CUSIP Number)

EDWARD BRAMSON

STEPHEN WELKER

SHERBORNE INVESTORS MANAGEMENT LP

135 East 57th Street

New York, New York 10022

(212) 735-1000

STEVE WOLOSKY, ESQ.

KENNETH MANTEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

sherborne investors MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

NEWBURY INVESTORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

sherborne investors lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

sherborne investors Gp, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

Sherborne investors MANAGEMENT gp, llc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

EDWARD BRAMSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

stephen welker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,449,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,449,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,449,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 63938C108

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 14, 2022, Sherborne Investors Management LP and certain of its affiliates (collectively, “Sherborne”) entered into a Nomination and Cooperation Agreement (the “Agreement”) with the Issuer whereby, among other things, the Issuer will (i) include Edward J. Bramson in the director slate of candidates to stand for election at the 2022 annual meeting of stockholders of the Issuer (the “2022 Annual Meeting”) recommended by the board of directors of the Issuer (the “Board”) and (ii) notice the 2022 Annual Meeting to be held before June 30, 2022.

Sherborne agreed to certain customary standstill provisions, effective as of the date of the Agreement until the date that is the later of (i) the earlier of (a) the closing of the 2023 annual meeting of stockholders of the Issuer and (b) 5:00 p.m. Eastern Time on June 30, 2023 (the “Covered Period”), prohibiting it from, among other things: (i) proposing or engaging in certain extraordinary transactions involving the Issuer other than in connection with Sherborne’s participation in any extraordinary transaction involving the Issuer on the same basis as the Issuer’s other stockholders; (ii) acquiring more than 20.0% of the Shares other than as a result of Share repurchases undertaken by the Issuer; (iii) engaging in proxy solicitations and certain other stockholder-related matters and proposals; (iv) forming groups with other investors; (v) disposing of Sherborne’s Shares to a third party who, to Sherborne’s knowledge, would subsequently own 5.0% or more of the outstanding Shares outside of open market broker sale transactions or transactions approved by the Board; (vi) engaging in short sales of the Shares; and (vii) making certain statements regarding the Issuer and engaging in certain interactions with third parties and employees of the Issuer.

Pursuant to the terms of the Agreement, Sherborne also agreed, among other things, to vote its Shares during the Covered Period as set forth in the Agreement, including with respect to the election of directors to the Board.

The Issuer and Sherborne also made certain customary representations, agreed to mutual non-disparagement provisions and jointly issued a press release announcing certain terms of the Agreement.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon information provided by the Issuer.

A.	Newbury Investors

(a)	As of the date hereof, Newbury Investors beneficially owned 29,449,997 Shares.

Percentage: Approximately 19.7%

CUSIP No. 63938C108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

(c)	Newbury Investors has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

B.	Sherborne Investors LP

(a)	Sherborne Investors LP, as the managing member of Newbury Investors, may be deemed the beneficial owner of the 29,449,997 Shares owned by Newbury Investors.

Percentage: Approximately 19.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

(c)	Sherborne Investors LP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

C.	Sherborne Investors Management

(a)	Sherborne Investors Management, as the investment manager of Newbury Investors, may be deemed the beneficial owner of the 29,449,997 Shares owned by Newbury Investors.

Percentage: Approximately 19.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

(c)	Sherborne Investors Management has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

D.	Sherborne GP

(a)	Sherborne GP, as the general partner of Sherborne Investors LP, may be deemed the beneficial owner of the 29,449,997 Shares owned by Newbury Investors.

Percentage: Approximately 19.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

CUSIP No. 63938C108

(c)	Sherborne GP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

E.	Sherborne Management GP

(a)	Sherborne Management GP, as the general partner of Sherborne Investors Management, may be deemed the beneficial owner of the 29,449,997 Shares owned by Newbury Investors.

Percentage: Approximately 19.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

(c)	Sherborne Management GP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

F.	Messrs. Bramson and Welker

(a)	Each of Messrs. Bramson and Welker, as a managing director of each of Sherborne GP and Sherborne Management GP, may be deemed the beneficial owner of the 29,449,997 Shares owned by Newbury Investors.

Percentage: Approximately 19.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,449,997
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,449,997

(c)	Messrs. Bramson and Welker have not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 14, 2022, Sherborne and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Nomination and Cooperation Agreement by and among Sherborne Investors Management LP, Newbury Investors LLC, Edward J. Bramson and Navient Corporation, dated April 14, 2022.

CUSIP No. 63938C108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2022

Newbury Investors LLC

By:	Sherborne Investors LP, its managing member

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors LP

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors Management LP

By:	Sherborne Investors Management GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors GP, LLC

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

CUSIP No. 63938C108

Sherborne Investors Management GP, LLC

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

/s/ Edward Bramson
Edward Bramson

/s/ Stephen Welker
Stephen Welker